Exhibit 99.1

Qingke Announces Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

SHANGHAI, China, Jan. 06, 2020 (GLOBE NEWSWIRE)—Q&K International Group Limited (NASDAQ: QK) (“Qingke” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced its unaudited financial results for the fourth quarter and for the fiscal year ended September 30, 2019.

Fourth Quarter of Fiscal Year 2019 Financial Highlights

•	Net revenues were RMB335.8 million (US$47.0 million), an increase of 13.1% from RMB296.9 million in the same quarter of fiscal year 2018.

•	Net loss attributable to the Company was RMB125.1 million (US$17.5 million), a decrease of 29.0% from RMB176.3 million in the same quarter of fiscal year 2018.

•	EBITDA[1] (Non-GAAP) was negative RMB45.2 million (negative US$6.3 million), a decrease of 57.5% from negative RMB106.4 million in the same quarter of fiscal year 2018.

•	Adjusted EBITDA[1] (Non-GAAP) was negative RMB31.4 million (negative US$4.4 million), a decrease of 46.9% from negative RMB59.1 million in the same period of fiscal year 2018.

Fiscal Year 2019 Financial Highlights

•	Net revenues were RMB1,233.8 million (US$172.6 million), a 38.6% increase from RMB889.9 million for fiscal year 2018.

•	Net loss attributable to the Company was RMB498.2 million (US$69.7 million), a decrease of 0.3% from RMB499.9 million for fiscal year 2018.

•	EBITDA(Non-GAAP) was negative RMB191.3 million (negative US$26.8 million), a decrease of 28.6% from negative RMB268.1 million for fiscal year 2018.

•	Adjusted EBITDA(Non-GAAP) was negative RMB179.3 million (negative US$25.1 million), a decrease of 19.0% from negative RMB221.3 million for fiscal year 2018.

Fourth Quarter of Fiscal Year 2019 Operational Highlights

•	Number of rental units contracted[2] was 99,656 as of September 30, 2019, compared to 96,529 as of September 30, 2018.

•	Number of available rental units[3] was 97,297 as of September 30, 2019, compared to 83,948 as of September 30, 2018.

•	Number of occupied rental units[4] was 92,513 as of September 30, 2019, compared to 77,266 as of September 30, 2018.

•	Period-average occupancy rate[5] was 94.4%, compared to 91.2% in the same period of fiscal year 2018.

•	Average month-end occupancy rate[6] was 95.8%, compared with 92.2% in the same period of fiscal year 2018.

•	Rental spread margin before discount for rental prepayment[7] was 23.8%, compared to 30.5% in the same period of fiscal year 2018.

•	Rental spread margin after discount for rental prepayment[8] was 19.1%, compared to 25.7% in the same period of fiscal year 2018.

Fiscal Year 2019 Operational Highlights

•	Period-average occupancy rate was 91.6%, compared to 91.6% for fiscal year 2018.

•	Average month-end occupancy rate was 93.4%, compared with 92.6% for fiscal year 2018.

•	Rental spread margin before discount for rental prepayment was 24.8%, compared to 30.7% for fiscal year 2018.

•	Rental spread margin after discount for rental prepayment was 19.8%, compared to 25.3% for fiscal year 2018.

Mr. Guangjie Jin, founder and Chief Executive Officer of Qingke, commented, “We are pleased to report that we achieved reasonable growth while narrowing our losses in the fourth quarter. We also further widened our leading position in the industry, evidenced by the number of awards granted to us by prominent industry organizations in recognition of our asset quality.

During the quarter, we adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating our internal resources, further improving our operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. In the fourth quarter, our average month-end occupancy rate reached 95.8%, increasing 360 basis points year-over-year, and our period-average occupancy rate was 94.4%, an increase of 320 basis points year-over-year, a new record high, even by peak season standards.

We believe we are well positioned in the Yangtze mega-city cluster centered around Shanghai, which is a strategically important region in China with particularly vibrant growth, and we have built a resilient business model that can effectively weather an economic downturn. As we continue to strengthen our technology and management capabilities, and further improve the user experience while scaling our business, we are confident that we will be able to become the standard setter in China’s long-term apartment rental industry.”

Fourth Quarter of Fiscal Year 2019 Financial Results

Net revenues increased by 13.1% to RMB335.8 million (US$47.0 million) from RMB296.9 million in the same period of fiscal year 2018, due to the following reasons.

•

Rental service revenues increased by 14.8% to RMB296.4 million (US$41.5 million) from RMB258.3 million in the same period of fiscal year 2018, driven by an increase in our number of occupied rental units and increase of our period-average occupancy rate, partially offset by decrease in rental spread margin after discount for rental prepayment.

•

Net revenues from value-added services and others increased by 2.0% to RMB39.4 million (US$5.5 million) from RMB38.6 million in the same period of fiscal year 2018, primarily due to an increase of revenues from broadband internet and utility service which is in line with our occupied rental units and increase of our period-average occupancy rate, partially offset by decrease in revenue from indemnity, as a decreased number of tenants and landlords terminated their leases with us before expiration of the lock-in period and we forfeited their deposits or received compensation from them for such termination.

Operating costs and expenses increased by 0.4% to RMB436.5 million (US$61.1 million) from RMB434.7 million in the same period of fiscal year 2018, primarily due to increase in operating cost, partially offset by decrease in selling and marketing expenses, pre-operation expenses and impairment loss.

•

Operating cost increased by 16.8% to RMB345.9 million (US$48.4 million) from RMB296.1 million in the same period of fiscal year 2018, which is generally in line with our revenue growth and business expansion.

•

Selling and marketing expenses decreased by 21.4% to RMB33.3 million (US$4.7 million) from RMB42.4 million in the same period of fiscal year 2018, primarily due to our cost-saving effort and improvement in sales personnel efficiencies.

•

General and administrative expenses increased by 18.3% to RMB32.2 million (US$4.5 million) from RMB27.2 million in the same period of fiscal year 2018. The increase was mainly attributable to increase in our managerial personnel costs for strengthening our management capabilities and increased expenses related to initial public offering.

•

Pre-operation expenses decreased by 80.1% to RMB5.6 million (US$0.8 million) from RMB28.1 million in the same period of fiscal year 2018, primarily due to fewer new rental units being developed in the fourth quarter of fiscal year 2019, in contrast with the fast expansion in the same period of fiscal year 2018.

•

Impairment loss decreased by 57.4% to RMB12.8 million (US$1.8 million) from RMB30.1 million in the same period of fiscal year 2018, primarily due to sufficient provision was provided in the first three quarters in fiscal year 2019.

Loss from operations decreased by 27.0% to RMB100.6 million (US$14.1 million) from RMB137.8 million in the same period of fiscal year 2018, as a result of the foregoing.

Interest expense, net increased by 12.9% to RMB24.0 million (US$3.4 million), compared to RMB21.3 million in the same period of fiscal year 2018. This increase was primarily attributable to increased balance of capital lease and other financing and bank borrowings.

Fair value change of contingent earn-out liabilities was loss of RMB1.0 million (US$0.1 million) compared with loss of RMB17.2 million in the same period of fiscal year 2018.

Loss before income taxes decreased by 29.0% to RMB125.1 million (US$17.5 million) from RMB176.3 million in the same period of fiscal year 2018.

As of September 30, 2019, the Company had cash and cash equivalents of RMB159.8 million (US$22.4 million), and restricted cash of RMB91.0 million (US$12.7 million).

Fiscal Year 2019 Financial Results

Net revenues increased by 38.6% to RMB1,233.8 million (US$172.6 million) from RMB889.9 million for year 2018, due to the following reasons.

•

Rental service revenues increased by 36.7% to RMB1,089.2 million (US$152.4 million) from RMB796.9 million for fiscal year 2018, driven by an increase in our number of occupied rental units, partially offset by decrease in rental spread margin after discount for rental prepayment.

•

Net revenues from value-added services and others increased by 55.5% to RMB144.6 million (US$20.2 million) from RMB93.0 million for fiscal year 2018, primarily due to an increase of revenues from broadband internet and utility service which is in line with of occupied rental units and an increase in the revenue from indemnity, as an increased number of tenants and landlords terminated their leases with us before the expiration of the lock-in period and we forfeited their deposits or received compensation from them for such termination.

Operating costs and expenses increased by 27.8% to RMB1,682.1 million (US$235.3 million) from RMB1,316.4 million for fiscal year 2018, primarily due to increase in operating cost, selling and marketing expenses and general and administrative expenses, partially offset by decrease in pre-operation expenses.

•	Operating cost increased by 45.3% to RMB1,305.0 million (US$182.6 million) from RMB898.0 million for fiscal year 2018, which is in line with our revenue growth and business expansion.

•

Selling and Marketing expenses increased by 14.9% to RMB135.4 million (US$18.9 million) from RMB117.8 million for fiscal year 2018, primarily attributable to the expansion of our business to new areas of our existing cities, which resulted in an increase in personnel costs and advertising and promotion expenses as we expand our local team and build our brand name.

•

General and administrative expenses increased by 27.4% to RMB108.2 million (US$15.1 million) from RMB85.0 million for fiscal year 2018. The increase was mainly attributable to increase in our personnel costs for expanding our business and strengthening our management capabilities, partially offset by decrease in our office rents.

•

Pre-operation expenses decreased by 63.6% to RMB42.7 million (US$6.0 million) from RMB117.1 million for fiscal year 2018, primarily due to fewer new rental units being developed in fiscal year 2019, which resulted in decreases in pre-operation rental cost and pre-operation personnel cost, in contrast against the fast expansion in fiscal year 2018.

•	Impairment loss decreased by 8.7% to RMB46.2 million (US$6.5 million) from RMB50.6 million for fiscal year 2018, primarily due to fewer new rental units contracted.

Fair value change of contingent earn-out liabilities was gain of RMB42.4 million (US$5.9 million) compared with gain of RMB6.2 million for fiscal year 2018.

Loss from operations increased by 5.1% to RMB448.3 million (US$62.7 million) from RMB426.4 million for fiscal year 2018, as a result of the foregoing.

Interest expense, net increased by 19.1% to RMB91.9 million (US$12.9 million), compared to RMB77.2 million for fiscal year 2018. This increase was primarily attributable to increased balance of capital lease and other financing and bank borrowings.

Loss before income taxes increased by 0.1% to RMB498.3 million (US$69.7 million) from RMB497.5 million for fiscal year 2018.

Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted are negative RMB1.87 (negative US$0.26) and negative RMB1.87 (negative US$0.26), respectively, compared to negative RMB1.55 and negative RMB1.55, respectively, for fiscal year 2018.

Recent Developments

The Company’s Board of Directors is pleased to announce that, effective immediately, Ms. Jackie Qiang You has been promoted from Chief Financial Officer to Chief Strategy Officer & Senior Vice President, and Mr. Zhichen (Frank) Sun has been promoted from Finance Director to Chief Financial Officer. These promotions reflect Ms. You and Mr. Sun’s significant contributions to the Company and will greatly benefit Qingke as the Company moves into its next phase of growth.

Ms. You joined Qingke as Chief Financial Officer in July 2019 and brings years of experience in financial management as well as corporate development and strategy. Prior to joining Qingke, she was an entrepreneur in the financial management field for five years. She has also served as Chief Financial Officer of multiple Nasdaq listed companies. Ms. You received her Bachelor’s degree in economics from Shanghai International Studies University in 1996 and an MBA from Arizona State University in 2000. She is a CFA charter holder.

Mr. Sun joined the Company as its Financial Director in April 2017. Previously, Mr. Sun served as an Audit Senior Manager in Ernst & Young’s Shanghai office and an Audit Manager in Deloitte’s Calgary office. Mr. Sun began his career as a Senior Auditor and then Audit Manager in Deloitte Touche Tohmatsu Certified Public Accountants’ Shanghai office. Mr. Sun received his Bachelor’s degree in Japanese language and literature from Shanghai International Studies University in 2005. Mr. Sun holds CPA designations in China and Canada.

Business Outlook

For the first quarter of fiscal year 2020, based on the information available as of the date of this press release, we expect net revenues to be between RMB310.0 million and RMB325.0 million.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Monday, January 6, 2019 (8:30 p.m. Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	65-6713-5090
Mainland China:	4006-208-038
United States:	1-845-675-0437
Hong Kong:	852-3018-6771
Passcode:	7673596

A telephone replay of the call will be available after the conclusion of the conference call until 7:59 a.m. ET on January 14, 2019.

International:	61-2-8199-0299
United States:	1-646-254-3697
Passcode:	7673596

A live and archived webcast of the conference call will be available on the Investor Relations section of Qingke’s website at http://ir.qk365.com.

Currency Convenience Translation

This press release contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi were made at a rate of RMB 7.1477 to US$1.00, the noon buying rate on September 30, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

Use of Non-GAAP Financial Measures

The Company uses EBITDA and adjusted EBITDA, non-GAAP financial measures, as supplemental measures in evaluating and assessing our operating results.

EBITDA represents the net loss before (i) interest income (expense), net, (ii) income tax, and (iii) depreciation and amortization. Adjusted EBITDA represents the net loss before (i) interest income (expense), net, (ii) income tax, (iii) depreciation and amortization, (iv) impairment loss, (v) fair value change of contingent earn-out liabilities, and (vi) share-based compensation.

The Company believes that EBITDA and adjusted EBITDA help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in net loss.

EBITDA and adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measure. EBITDA and adjusted EBITDA presented here may not be comparable to similarly titled measure presented by other companies. In addition, EBITDA and adjusted EBITDA have certain limitations as an analytical tool.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: Qingke’s goal and strategies; Qingke’s limited operating history; Qingke’s ability to achieve or maintain profitability or continue as a going concern in the future; Qingke’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; Qingke’s ability to attract and retain tenants; Qingke’s ability to expand into new markets; Qingke’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qingke’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Qingke

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Qingke signs long-term leases with individual landlords in different locations in relatively inexpensive yet convenient locations and manages them centrally, leveraging its advanced IT and mobile technologies. Technology is the core of Qingke’s business and is applied to every step of its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Qingke to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

Qingke

E-mail: ir@qk365.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

[1]

“EBITDA” and “Adjusted EBITDA” are Non-GAAP measures. Please refer to “Unaudited reconciliation of GAAP and Non-GAAP results” for details. Adjusted EBITDA includes lease cost of RMB12.9 million (US$ 1.8 million), RMB59.8 million, RMB57.6 million (US$8.1 million) and RMB192.9 million for the fourth quarters of fiscal years 2019 and 2018, and for the fiscal years of 2019 and 2018, respectively, for which we record, but do not pay, rent in the current period. Such rent is a current operating cost and we will pay such rent in future periods.

Our landlords typically offer a 90-160-day rent-free period at the beginning of the lease, in which we have possession of the rental apartments but are not required to pay any cash lease costs, and we use the rent-free period to renovate the rental apartments. This is a common arrangement in our industry. Additionally, we pay a fixed rent to our landlords typically with an approximately 5% annual, non-compounding increase after the first three years of the lease term. Under U.S. GAAP, we are required to record rent-free periods and lease cost escalations on a straight-line basis over the term of the lease. In other words, we are required to record the total of all payments due under the lease evenly over the period of the lease, regardless of what our cash lease cost obligations may be in a particular period.

[2]	“Rental units contracted” refer to rental units that the Company has leased in from landlords.
[3]	“Available rental units” refer to rental units in operation, which have been renovated and are ready to rent to tenants.
[4]	“Occupied rental units” refers to available rental units that have been leased out to tenants.
[5]	“Period-average occupancy rate” refers to the aggregate number of leased-out rental unit nights as a percentage of the aggregate number of available rental unit nights during the relevant period.
[6]

“Average month-end occupancy rate” refers to the aggregate number of leased-out rental unit nights of the last day of each month in the relevant period as a percentage of the aggregate number of available rental unit nights of the last day of each month in the relevant period.

[7]

“Rental spread margin before discount for rental prepayment” refers to the rental spread as a percentage of the average monthly rental before discount for rental prepayment on a lease to a tenant on the same space.

[8]

“Rental spread margin after discount for rental prepayment” refers to the rental spread as a percentage of the average monthly rental after discount for rental prepayment on a lease to a tenant on the same space.

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2018	2019		2019
	RMB	RMB	USD	RMB (unaudited pro forma)*	USD
ASSETS
Current assets:
Cash and cash equivalents	103,752	159,799	22,357	159,799	22,357
Restricted cash	15,000	91,015	12,733	91,015	12,733
Accounts receivable, net of allowance of nil as of September 30, 2018 and 2019	475	1,306	180	1,306	180
Amounts due from related parties	22,505	5,587	782	5,587	782
Prepaid rent and deposit	170,683	128,213	17,938	128,213	17,938
Advances to suppliers	17,079	64,028	8,958	64,028	8,958
Other current assets	118,445	146,559	20,504	146,559	20,504

Total current assets	447,939	596,507	83,452	596,507	83,452

Non-current assets:
Property and equipment, net	1,320,822	1,185,311	165,831	1,185,311	165,831
Intangible assets, net	1,232	1,248	175	1,248	175
Land use rights	11,021	10,734	1,502	10,734	1,502
Other assets	389	5,946	832	978	137

Total non-current assets	1,333,464	1,203,239	168,340	1,198,271	167,645

Total assets	1,781,403	1,799,746	251,792	1,794,778	251,097

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities:
Accounts payable	430,989	277,103	38,768	277,103	38,768
Amounts due to related parties	32,219	3,121	437	3,121	437
Deferred revenue	61,051	78,540	10,988	78,540	10,988
Short-term debt	132,048	319,103	44,644	319,103	44,644
Rental installment loans	1,108,097	756,749	105,873	756,749	105,873
Deposits from tenants	113,325	163,203	22,833	163,203	22,833
Accrued expenses and other current liabilities	92,154	99,292	13,891	99,293	13,890

Total current liabilities	1,969,883	1,697,111	237,434	1,697,112	237,433

Non-current liabilities:
Long-term debt	165,479	428,345	59,928	428,345	59,928
Long-term deferred rent	341,303	387,739	54,247	387,739	54,247
Contingent earn-out liabilities	83,872	97,417	13,629	—	—

Total non-current liabilities	590,654	913,501	127,804	816,084	114,175

Total liabilities	2,560,537	2,610,612	365,238	2,513,196	351,608

*

The unaudited condensed proforma consolidated balance sheets have been prepared as if the conversion of preferred shares into ordinary shares and extinguishment of contingent earn-out liabilities occurred on September 30, 2019.

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of September 30,
	2018	2019		2019
	RMB	RMB	USD	RMB (unaudited pro forma)	USD
Total mezzanine equity	644,043	1,425,485	199,432	—	—

Shareholders’ deficit:
Ordinary shares (US$0.00001 par value per share; 3,500,000,000 shares authorized; 430,450,490 and 430,450,490 shares issued and outstanding as of September 30, 2018 and 2019, respectively)	27	27	4	67	8
Series A non-redeemable preferred shares (US$0.00001 par value; 255,549,510 shares authorized, issued and outstanding as of September 30, 2018 and 2019)	35,777	35,777	5,005	—	—
Additional paid-in capital	—	—	—	1,461,222	204,434
Accumulated deficit	(1,478,466)	(2,275,924)	(318,414)	(2,183,476)	(305,480)
Accumulated other comprehensive income (loss)	1,713	(5,908)	(827)	(5,908)	(827)

Total Q&K International Group Limited shareholders’ deficit	(1,440,949)	(2,246,028)	(314,232)	(728,095)	(101,865)
Noncontrolling interest	17,772	9,677	1,354	9,677	1,354

Total shareholder’s deficit	(1,423,177)	(2,236,351)	(312,878)	(718,418)	(100,511)

Total liabilities, mezzanine equity and shareholders’ deficit	1,781,403	1,799,746	251,792	1,794,778	251,097

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	Three months ended September 30,
	2018	2019
	RMB	RMB	USD
Net revenues:
Rental service	258,288	296,418	41,470
Value-added services and others	38,625	39,414	5,514

Total net revenues	296,913	335,832	46,984

Operating costs and expenses:
Operating cost	(296,053)	(345,912)	(48,395)
Selling and marketing expenses	(42,364)	(33,302)	(4,659)
General and administrative expenses	(27,179)	(32,159)	(4,499)
Research and development expenses	(13,802)	(8,649)	(1,210)
Pre-operation expenses	(28,144)	(5,595)	(783)
Impairment loss	(30,060)	(12,817)	(1,793)
Other income (expense), net	2,905	1,967	275

Total operating costs and expenses	(434,697)	(436,467)	(61,064)

Loss from operations	(137,784)	(100,635)	(14,080)
Interest income (expense), net	(21,271)	(24,007)	(3,359)
Foreign exchange gain (loss), net	—	503	70
Fair value change of contingent earn-out liabilities	(17,234)	(974)	(136)

Loss before income taxes	(176,289)	(125,113)	(17,505)
Income tax expense	(17)	(23)	(3)

Net loss	(176,306)	(125,136)	(17,508)
Less: net loss attributable to noncontrolling interests	(15)	(20)	(3)

Net loss attributable to Q&K International Group Limited	(176,291)	(125,116)	(17,505)
Deemed dividend	(43,719)	(122,258)	(17,105)

Net loss attributable to ordinary shareholders	(220,010)	(247,374)	(34,610)

Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted	(0.54)	(0.57)	(0.08)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	409,403,915	430,450,490	430,450,490
Unaudited pro forma net loss per ordinary share*	(0.16)	(0.11)	(0.01)
Unaudited pro forma weighted average shares used in calculating net loss per ordinary share—Basic and diluted	997,412,329	1,158,623,126	1,158,623,126

*

The unaudited pro forma net loss per ordinary share has been prepared as if the conversion of preferred shares into ordinary shares and extinguishment of contingent earn-out liabilities occurred on October 1, 2018.

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	Three months ended September 30,
	2018	2019
	RMB	RMB	USD
Net loss	(176,306)	(125,136)	(17,508)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	5,358	(17,581)	(2,460)

Comprehensive loss	(170,948)	(142,717)	(19,968)
Less: comprehensive loss attributable to noncontrolling interests	(15)	(20)	(3)

Comprehensive loss attributable to Q&K International Group Limited	(170,933)	(142,697)	(19,965)

Deemed dividend	(43,719)	(122,258)	(17,105)

Comprehensive loss attributable to ordinary shareholders	(214,652)	(264,955)	(37,070)

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2018	2019
	RMB	RMB	USD
Net revenues:
Rental service	796,940	1,089,164	152,380
Value-added services and others	92,997	144,606	20,231

Total net revenues	889,937	1,233,770	172,611

Operating costs and expenses:
Operating cost	(897,959)	(1,304,992)	(182,575)
Selling and marketing expenses	(117,826)	(135,413)	(18,945)
General and administrative expenses	(84,953)	(108,196)	(15,137)
Research and development expenses	(51,947)	(47,029)	(6,580)
Pre-operation expenses	(117,107)	(42,661)	(5,968)
Impairment loss	(50,614)	(46,213)	(6,465)
Other income (expense), net	4,034	2,427	340

Total operating costs and expenses	(1,316,372)	(1,682,077)	(235,330)

Loss from operations	(426,435)	(448,307)	(62,719)
Interest income (expense), net	(77,167)	(91,914)	(12,859)
Foreign exchange gain (loss), net	(91)	(457)	(64)
Fair value change of contingent earn-out liabilities	6,164	42,404	5,933

Loss before income taxes	(497,529)	(498,274)	(69,709)
Income tax expense	(2,393)	(63)	(9)

Net loss	(499,922)	(498,337)	(69,718)
Less: net loss attributable to noncontrolling interests	(63)	(95)	(13)

Net loss attributable to Q&K International Group Limited	(499,859)	(498,242)	(69,705)
Deemed dividend	(135,545)	(307,389)	(43,005)

Net loss attributable to ordinary shareholders	(635,404)	(805,631)	(112,710)

Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted	(1.55)	(1.87)	(0.26)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	409,403,915	430,450,490	430,450,490
Unaudited pro forma net loss per ordinary share	(0.51)	(0.47)	(0.07)
Unaudited pro forma weighted average shares used in calculating net loss per ordinary share—Basic and diluted	997,412,329	1,158,623,126	1,158,623,126

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	For the years ended September 30,
	2018	2019
	RMB	RMB	USD
Net loss	(499,922)	(498,337)	(69,718)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	4,551	(7,621)	(1,066)

Comprehensive loss	(495,371)	(505,958)	(70,784)
Less: comprehensive loss attributable to noncontrolling interests	(63)	(95)	(13)

Comprehensive loss attributable to Q&K International Group Limited	(495,308)	(505,863)	(70,771)
Deemed dividend	(135,545)	(307,389)	(43,005)

Comprehensive loss attributable to ordinary shareholders	(630,853)	(813,252)	(113,776)

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND Non-GAAP RESULTS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	Three months ended September 30,
	2018	2019
	RMB	RMB	USD
Net loss	(176,306)	(125,136)	(17,508)
Add/(less):
Interest income(expense), net	21,271	24,007	3,359
Income tax expense	17	23	3
Depreciation and amortization	48,575	55,895	7,820

EBITDA	(106,443)	(45,211)	(6,326)
Impairment loss	30,060	12,817	1,793
Fair value changes of contingent earn-out liabilities	17,234	974	136
Share-based compensation	—	—	—

Adjusted EBITDA	(59,149)	(31,420)	(4,397)

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND Non-GAAP RESULTS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	Year ended September 30,
	2018	2019
	RMB	RMB	USD
Net loss	(499,922)	(498,337)	(69,718)
Add/(less):
Interest income(expense), net	77,167	91,914	12,859
Income tax expense	2,393	63	9
Depreciation and amortization	152,311	215,075	30,090

EBITDA	(268,051)	(191,285)	(26,760)
Impairment loss	50,614	46,213	6,465
Fair value changes of contingent earn-out liabilities	(6,164)	(42,404)	(5,933)
Share-based compensation	2,252	8,173	1,143

Adjusted EBITDA	(221,349)	(179,303)	(25,085)